FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2010

Commission File Number: 1-31452

KONAMI CORPORATION

(Translation of registrant’s name into English)

7-2, Akasaka 9-chome

Minato-ku, Tokyo 107-8323

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished in this form:

1.	Consolidated Financial Results for the nine months ended December 31, 2009 which was filed with the Tokyo Stock Exchange on February 4, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONAMI CORPORATION

Date: February 4, 2010	By:	/s/ Noriaki Yamaguchi
	Name:	Noriaki Yamaguchi
	Title:	Representative Director and CFO

Consolidated Financial Results

for the Nine Months Ended December 31, 2009

(Prepared in Accordance with U.S. GAAP)

February 4, 2010

KONAMI CORPORATION

Address:	7-2, Akasaka 9-chome, Minato-ku, Tokyo, Japan
Stock code number, TSE:	9766
Ticker symbol, NYSE:	KNM
URL:	www.konami.net
Shares listed:	Tokyo Stock Exchange, New York Stock Exchange and London Stock Exchange
Representative:	Kagemasa Kozuki, Representative Director and Chief Executive Officer
Contact:	Noriaki Yamaguchi, Representative Director and Chief Financial Officer (Phone: +81-3-5771-0222)
Adoption of U.S. GAAP:	Yes

1. Consolidated Financial Results for the Nine Months Ended December 31, 2009

(Amounts are rounded to the nearest million)

(1) Consolidated Results of Operations

	(Millions of Yen, except per share data)
	Net revenues	Operating income	Income before income taxes	Net income attributable to Konami Corporation
Nine months ended December 31, 2009	190,932	17,126	16,119	10,620
% change from previous period	(18.4)%	(50.6)%	(49.2)%	(40.4)%
Nine months ended December 31, 2008	234,011	34,712	31,703	17,826
% change from previous period	5.1%	25.7%	15.7%	17.3%

	Basic net income attributable to Konami Corporation per share (yen)	Diluted net income attributable to Konami Corporation per share (yen)
Nine months ended December 31, 2009	79.58	79.58
Nine months ended December 31, 2008	129.72	129.72

Note:	Due to adoption of FASB Accounting Standards Codification 810, (former Statement of Financial Accounting Standards No.160), “Net income attributable to Konami Corporation” is used to herein to describe “Net Income” as the term was used for the year ended March 31, 2009.

(2) Consolidated Financial Position

	(Millions of Yen, except per share amounts)
	Total assets	Konami Corporation stockholders’ equity	Konami Corporation stockholders’ equity ratio	Konami Corporation stockholders' equity per share
December 31, 2009	303,062	181,654	59.9%	1,361.10
March 31, 2009	301,670	178,632	59.2%	1,338.46

2. Cash Dividends

	Cash dividends per share (yen)
Record Date	First quarter end	Second quarter end	Third quarter end	Year end	Annual
Year ended March 31, 2009	—	27.00	—	27.00	54.00
Year ending March 31, 2010	—	27.00	—
-Forecast-				27.00	54.00

Change in dividend forecasts during the three months ended December 31, 2009: None

3. Consolidated Earnings Forecast for the Year Ending March 31, 2010

	(Millions of Yen, except per share data)
	Net revenues	Operating income	Income before income taxes	Net income attributable to Konami Corporation	Net income attributable to Konami Corporation per share
Year ending March 31, 2010	310,000	30,000	28,500	16,000	119.88
% change from previous year	0.1%	9.6%	15.3%	47.1%

Note:	Change in earnings forecasts for the fiscal year ending March 31, 2010 during the three months ended December 31, 2009: None

4. Other

(1) Changes in significant consolidated subsidiaries during the period (status changes of subsidiaries due to changes in the scope of consolidation) : None

(2) Adoption of simplified methods in accounting principles or specific accounting procedures for quarterly consolidated financial statements: None

(3) Changes in accounting principles, procedures and reporting policies for quarterly consolidated financial statements (items to be disclosed in “Significant change in preparation basis of quarterly consolidated financial statements”)

1.	Changes accompanying amendment of accounting standard: Yes

2.	Other: None

Please refer to page 10 for details.

(4) Number of shares issued (Common Stock)

1.	Number of shares issued: (Treasury stock included)
	Nine months ended December 31, 2009	143,500,000 shares
	Year ended March 31, 2009	143,500,000 shares
2.	Number of Treasury Stock:
	Nine months ended December 31, 2009	10,038,992 shares
	Year ended March 31, 2009	10,038,498 shares
3.	Average number of shares outstanding:
	Nine months ended December 31, 2009	133,461,248 shares
	Nine months ended December 31, 2008	137,422,938 shares

Cautionary Statement with Respect to Forward-Looking Statements:

Statements made in this document with respect to our current plans, estimates, strategies and beliefs, including the above forecasts, are forward-looking statements about our future performance. These statements are based on management’s assumptions and beliefs in light of information currently available to it and, therefore, you should not place undue reliance on them. A number of important factors could cause actual results to be materially different from and worse than those discussed in forward-looking statements. Such factors include, but are not limited to: (i) changes in economic conditions affecting our operations; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar and the Euro; (iii) our ability to continue to win acceptance of our products, which are offered in highly competitive markets characterized by the continuous introduction of new products, rapid developments in technology and subjective and changing consumer preferences; (iv) our ability to successfully expand internationally with a focus on our Digital Entertainment business and Gaming & System business; (v) our ability to successfully expand the scope of our business and broaden our customer base through our Health & Fitness business; (vi) regulatory developments and changes and our ability to respond and adapt to those changes; (vii) our expectations with regard to further acquisitions and the integration of any companies we may acquire; and (viii) the outcome of existing contingencies.

Please refer to pages 8 and 9 for further information regarding our business forecasts.

Business Performance

1. Consolidated Results of Operations

(1) Business Overview

Although there were temporary signs of recovery from the ongoing economic slowdown from the previous year, the business environment surrounding the KONAMI CORPORATION and its subsidiaries (“Konami”) continued to be uncertain. This was due to factors such as the impact of the appreciation of the yen and deflation.

Regarding the entertainment industry, despite measures taken to arouse demand, the home video game market remained challenging – both in Japan and overseas – as compared to the previous year. The measures included the reduction of standalone video game console prices by various hardware manufacturers, the launch of new handheld video game consoles and the release of major game titles by various software producing companies towards the year-end sales season. The amusement arcade market also continued to see a decline in the volume of customer traffic due to factors such as suppressed consumer spending and the impact of the H1N1 influenza pandemic.

In the health and fitness industry, heightened interest in and demand related to the maintenance and promotion of good health is expected to continue into the future due to the aging population as well as concern over lifestyle diseases.

Against such backdrop, Konami’s Digital Entertainment segment rolled out the latest titles in various home video game software series, such as Winning Eleven (known in the US and Europe as PRO EVOLUTION SOCCER) and JIKKYOU PAWAFURU PUROYAKYU. Meanwhile, the new romantic communication game LOVEPLUS and new titles targeting foreign tastes enjoyed steady sales. As products for amusement arcades, MAH-JONG FIGHT CLUB GARYOTENSEI, the latest in the series, was released, while the sale of card game products also continued to be satisfactory. Turnover in home video game software and arcade games, however, has declined in comparison to the same period of the previous year, which was marked by the release of major game titles.

In the Health & Fitness segment, we increased the number of new fitness clubs under Konami’s direct management and expanded the portfolio of fitness clubs outsourced to us. At the same time, we advanced the development and introduction of facilities and services that meet the diversifying needs of customers. Furthermore, we reinforced the marketing of health products, drove forward the computerization of health management and strove to expand and enrich services, both within and outside our facilities, supporting the promotion and maintenance of good health.

As for the Gaming & System segment, Konami enriched its product lineup in the North American and Australian markets, with a focus, in the case of video slot machines, on the new-generation cabinet (outer structure) Podium running the K2V series, and on the Advantage 5 series in the case of mechanical stepper machines. Those sales progressed steadily. Meanwhile, we also increased the sale of the Konami Casino Management System and participation agreements (equipment sales in which profits are shared).

In terms of the consolidated results for the nine months ended December 31, 2009, net revenues amounted to ¥190,932 million (a year-on-year decrease of 18.4%), operating income was ¥17,126 million (a year-on-year decrease of 50.6%), income before income taxes was ¥16,119 million (a year-on-year decrease of 49.2%), and net income attributable to Konami Corporation was ¥10,620 million (a year-on-year decrease of 40.4%).

(2) Performance by Business Segment

Summary of net revenues by business segment:

	Millions of Yen
	Nine months ended December 31, 2008	Nine months ended December 31, 2009	% change
Digital Entertainment	¥148,711	¥100,427	(32.5)
Health & Fitness	67,737	64,584	(4.7)
Gaming & System	13,297	14,729	10.8
Other and Eliminations	4,266	11,192	162.4

Consolidated net revenues	¥234,011	¥190,932	(18.4)

Digital Entertainment

Computer & Video Games business: In Japan, a diverse lineup of home video game products was released by Konami. In addition to sports titles – which are Konami’s forte – such as WORLD SOCCER Winning Eleven 2010 (known in the US and Europe as PES 2010 - Pro Evolution Soccer) and the JIKKYOU PAWAFURU PUROYAKYU series, Konami also released the animated title Pen 1 Grand Prix: A penguin’s troubles Special and TOKIMEKI MEMORIAL 4, which is the latest title following LOVEPLUS (which is proving popular in the market) in the romance themed simulation series, as one of the home video game software.

Furthermore, we utilized various popular Konami titles in promoting the online distribution for mobile phones and terminals. This included the commencement of the online distribution, such as DanceDanceRevolution S, for the Windows phone, following the distribution of software titles for the iPhone and iPod touch.

Amusement business: As amusement arcade video games, MAH-JONG FIGHT CLUB GARYOTENSEI and BASEBALL HEROES 2009 HA-SHA, the latest titles in their series, were released in addition to popular music game titles utilizing the e-AMUSEMENT service that links amusement arcades nationwide in Japan through its network. Meanwhile, in medal games, the new large-scale mass medal game GI-HORSEPARK GX was newly launched in addition to the new genre mass medal game, InfinityRings. As for card games, the genre continued to enjoy healthy sales.

In North America and Europe, the latest soccer title was launched, while the music game series DanceDanceRevolution and game content for overseas consumption, such as SAW, enjoyed strong sales.

Due to the absence of major titles, such as last year’s METAL GEAR SOLID 4 GUNS OF THE PATRIOTS, however, the overall sales fell this quarter as compared to the same period the previous year.

In terms of financial performance, consolidated net revenues for the nine months ended December 31, 2009 in this segment amounted to ¥100,427 million (a year-on-year decrease of 32.5%).

Health & Fitness

A difficult business climate persisted in the fitness club industry as consumer spending remained suppressed due to uncertainty over the future, price-competition progressed further and the increase in the number of fitness clubs made it difficult to recruit new members. Against such backdrop, Konami strove to enhance its services – both within and outside its facilities – and health products as well as expand the range of services and the lineup of products that meet regional characteristics and customer needs.

Operation of fitness clubs: Regarding directly managed facilities, 20 facilities were closed during this third quarter through merger and elimination of facilities executed as part of structural reform. Meanwhile, in addition to the five facilities opened during the first half of the year, Konami Sports Club Sendai Nagamachi (Miyagi Prefecture), which houses one of the largest fitness studios in the Tohoku region as well as extensive bath facilities, was opened in November 2009. Furthermore, in partnership with Advanced Medical Care, Inc., which provides operational support to Tokyo Midtown Clinic, health management and exercise guidance that combine the services provided by fitness clubs and medical institutions were launched from November 2009 at some Konami Sports Clubs. We developed facilities meeting the characteristics of each region, upgraded and enhanced services utilizing IT and Konami’s strengths in health management, exercise and nutritional guidance, and provided support for the maintenance and promotion of good health – both within and outside our facilities – to our customers, whose health consciousness is on the rise.

Operation of sports facilities outsourced to us: In the management of facilities outsourced to Konami, we added the Sakai Municipal Mihara Sports Center (Osaka Prefecture) to the portfolio in October 2009, and we continued to promote the health of community residents by making use of Konami’s know-how and experience in the operation of public facilities, etc. The number of sports facilities managed by Konami, including those that are directly managed or managed on an outsourced basis, was 327 nationwide as of the end of December 2009.

Health products: In health products, we are expanding and enriching our products and services through such products as EXERCISEWATER ZERO, a sugar-free beverage with zero calories that was launched in August 2009; and the Konami Sports Club Widget, which is a new function that enables convenient health management using the mobile phone. The download service for this widget began in September 2009. In December 2009, in Tokyo, we launched the second catalog sales in an alliance with the Tokyo Branch of Japan Post Network Co., Ltd.

In terms of financial performance, consolidated net revenues for the nine months ended December 31, 2009 in this segment amounted to ¥64,584 million (a year-on-year decrease of 4.7%).

Gaming & System

In the North American market, the Advantage 5 five-reel stepper machine series, which has become a standard item, and the Podium, a new generation cabinet (outer structure) running the K2V series, continue to enjoy favorable sales. Sales of the Konami Casino Management System, a system that shores up a steady flow of income through maintenance and services, and sales through participation agreements (in which profits are shared with casino operators) increased and are steadily expanding market shares. Full-scale marketing is also under progress in Central and South America, building a distributor network for the market.

In the Australian market, sales of video slot machines, including the new cabinet Podium running the K2V series, progressed favorably. The introduction of the Konami Casio Management System in the market also contributed to the improvement of Konami revenues.

The Global Gaming Expo, one of the gaming industry’s largest trade fairs, was held in November 2009 in Las Vegas. Konami exhibited, and received favorable reviews for, a wide-ranging product lineup that responded to the needs of each market. It included new content for the K2V series, which was loaded onto the Podium new cabinet (outer structure) for the expo; Advantage Revolution, the latest slot machine in which progress has been made in the staging elements; Advantage 5; and the Konami Casino Management System.

In terms of financial performance, consolidated net revenues for the nine months ended December 31, 2009 in this segment amounted to ¥14,729 million (a year-on-year increase of 10.8%).

2. Cash Flows

Cash flow summary for the nine months ended December 31, 2009:

	Millions of Yen
	Nine months ended December 31, 2008	Nine months ended December 31, 2009	Change
Net cash provided by operating activities	¥14,105	¥4,454	¥(9,651)
Net cash used in investing activities	(3,705)	(4,665)	(960)
Net cash used in financing activities	(14,466)	(9,715)	4,751
Effect of exchange rate changes on cash and cash equivalents	(2,536)	186	2,722
Net decrease in cash and cash equivalents	(6,602)	(9,740)	(3,138)

Cash and cash equivalents, end of the period	¥45,528	¥43,828	¥(1,700)

Cash and cash equivalents (hereafter, referred to as “Net cash”), for the nine months ended December 31, 2009, amounted to ¥43,828 million, a decrease of ¥9,740 million compared to the year ended March 31, 2009, and a year-on-year decrease of 3.7%.

Cash flow summary for each activity for the nine months ended December 31, 2009 is as follows:

Cash flows from operating activities:

Net cash from operating activities amounted to ¥4,454 million for the nine months ended December 31, 2009, a year-on-year decrease of 68.4%. This primarily resulted from great decrease in net income compared to that for the nine months ended December 31, 2008, when our Digital Entertainment segment released hit titles for video game software and amusement arcades, as well as decreases in trade notes and accounts payable owing to disbursements.

Cash flows from investing activities:

Net cash used in investing activities amounted to ¥4,665 million for the nine months ended December 31, 2009, a year-on-year increase of 25.9%. This increase mainly resulted from the lack of proceeds from sale of property and equipment which existed for the nine months ended December 31, 2008, despite a decrease in capital expenditures for investments.

Cash flows from financing activities:

Net cash used in financing activities amounted to ¥9,715 million for the nine months ended December 31, 2009, a year-on-year decrease of 32.8%. These financing activities primarily resulted from the lack of redemption of bonds which took place during the nine months ended December 31, 2008.

3. Outlook for Fiscal Year Ending March 31, 2010

Digital Entertainment

In digital entertainment, we will continue to focus on the large-scale European and North American video game software markets in addition to the matured Japanese market. In particular, we will roll out on multiple platforms the Winning Eleven (known in the US and Europe as PRO EVOLUTION SOCCER) soccer game series, which is enjoying high recognition around the world.

In Japan, we plan to release QUIZ MAGIC ACADEMY DS Futatsu no Jikuu Seki, the latest title in the QUIZ MAGIC ACADEMY series that proved popular with the release of the first title. In North America and Europe, we will focus our efforts on soccer titles and animated content in addition to the DanceDanceRevolution series and other music games, which is a genre in which Konami has particular strength. Furthermore, we will also devote our efforts to the online marketing of titles for the increasing number of game consoles with network connectivity as well as mobile phones and mobile terminals.

In arcade video games, we plan to further upgrade and enlarge the lineup of products that utilize the e-AMUSEMENT service. We plan to release new titles, including QUIZ MAGIC ACADEMY VII and WORLD SOCCER Winning Eleven ARCADE CHAMPIONSHIP 2010, in our standard series games as well as the new medal game, FORTUNE TRINITY.

In card games, we will continue to develop our business widely in Japan and abroad.

As for popular content, we will pursue high synergy through multifaceted development that is not restricted to home video game software, arcade games or card games.

Health & Fitness

In health and fitness services, we will seek to accurately grasp diversifying customer needs and aim to enhance the added-value of the Konami Sports Club by proposing new lifestyles. We will also promote our health and fitness business by utilizing our strength in operating over 300 of Japan’s largest-scale fitness clubs and seek to generate synergy through enrichment of the programs offered at our facilities, computerization of health management, upgrading and expansion of our product lineup and other efforts.

While market conditions are expected to remain harsh, we believe that opportunities for operating fitness clubs and developing and marketing health and fitness equipment will continue to increase with heightened social awareness for good health against the backdrop of the aging population and measures taken against lifestyle diseases.

Konami will continue to roll out facilities that meet regional characteristics and customer needs, expand the product and services lineup, and support the promotion and maintenance of good health both within and outside its facilities while keeping an eye on changes in the business environment.

Gaming & System

In slot machine marketing, regarding steppers, we will continue to promote the aggressive marketing of the Advantage 5 series that is enjoying popularity. Regarding video slot machines, we will carry out product development with a focus on the new Podium cabinet (outer structure) running the K2V series, which is a standard series, and seek to improve our sales.

The Konami Casino Management System continues to be adopted in the North American and Australian markets, particularly by major operators. In the future, we plan to aggressively market the system in other markets, develop new functions, pursue strategic alliances with other companies, and reinforce the system’s strength as a product. Furthermore, we plan to stabilize operations by increasing the amount of steady, periodical income through expansion of participation agreement (profit sharing with operators) sales.

Konami plans to further reinforce collaboration between its three bases – the United States, Australia and Japan – and promote the efficiency of operations and reinforce production and sales. Furthermore, we plan to develop new products that respond to changes in society and meet demands and enhance the added-value of existing products. We will continue to use Konami’s strengths in the domain of entertainment as the foundation for proposing new products that will bring even greater enjoyment to our customers.

Projected consolidated results for the fiscal year ending March 31, 2010 are as follows: net revenue of 310,000 million yen; operating income of 30,000 million yen; income before income taxes of 28,500 million yen; and net income attributable to Konami Corporation of 16,000 million yen. Thus, there is no change from the figures released in the “Consolidated financial results for the year ended March 31, 2009” dated May 14, 2009.

Special Note:

This document contains “forward-looking statements,” or statements related to future events that are based on management’s assumptions and beliefs in light of information currently available. These statements are subject to various risks and uncertainties.

When relying on forward-looking statements to make investments, you should not place undue reliance on such forward-looking statements. Actual results may be affected by a number of important factors and materially different from those discussed in forward-looking statements. Such factors include, but are not limited to, changes in economic conditions affecting our operations, and market trends and fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar and the Euro.

4. Other

(1) Changes in significant consolidated subsidiaries during the period (status changes of subsidiaries due to changes in the scope of consolidation) : None

(2) Adoption of simplified methods in accounting principles for quarterly consolidated financial statements: None

(3) Changes in accounting principles, procedures and reporting policies for quarterly consolidated financial statements (items to be disclosed in “Significant change in preparation basis for quarterly consolidated financial statements”)

1.	Changes accompanying amendment of accounting standard: Yes

a)	FASB Accounting Standards Codification (“ASC”)

In the three months began July 1, 2009, Konami adopted ASC No.105, “Generally Accepted Accounting Principles” (former Statement of Financial Accounting Standards (“SFAS”) No.168 “The FASB Accounting Standards Codification TM and the Hierarchy of Generally Accepted Accounting Principles - a replacement of FASB Statement No.162”). ASC No. 105 establishes that the FASB Accounting Standard Codification ™ is the single official source of authoritative U.S. Generally Accepted Accounting Principles, other than guidance issued by the Securities and Exchange Commission, doing away with the previous various hierarchy. The adoption of ASC No. 105 did not have a material effect on Konami’s consolidated financial position or results of operations.

b)	Business Combinations

Effective April 1, 2009, Konami has adopted ASC No.805, “Business Combinations” (former SFAS No.141 (revised 2007), “Business Combinations” (“SFAS 141R”)). ASC No.805 establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. As of the effective date, the adoption of ASC No.805 did not have a significant impact on its consolidated financial statements.

c)	Noncontrolling Interests in Consolidated Financial Statement

Effective April 1, 2009, Konami has adopted ASC No. 810, “Consolidation” (former SFAS No. 160 “Noncontrolling Interests in Consolidated Financial Statement, an amendment of ARB No. 51”). ASC No. 810 establishes accounting standards for noncontrolling interests and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. ASC No. 810 requires (i) that consolidated net income include the amounts attributable to both the parent and the noncontrolling interest, (ii) that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated and (iii) expanded disclosures that clearly identify and distinguish between the interests of the parent owner and the interests of the noncontrolling owners of a subsidiary. Upon the adoption of ASC No. 810 noncontrolling interests, which were previously referred to as minority interests and classified between total liabilities and stockholders’ equity on the consolidated balance sheets, are now included as a separate component in equity. In addition, the presentation of consolidated statements of income and cash flows has been changed. The consolidated financial statements of the prior year have also been reclassified to conform to the presentation used for this current period.

2.	Other: None

5. Consolidated Financial Statements

(1) Consolidated Balance Sheets (Unaudited)

	Millions of Yen						Thousands of U.S. Dollars
	December 31, 2008		December 31, 2009		March 31, 2009		December 31, 2009
		%		%		%
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	¥45,528		¥43,828		¥53,568		$475,874
Trade notes and accounts receivable, net of allowance for doubtful accounts of ¥293 million, ¥720 million ($7,818 thousand) and ¥470 million at December 31, 2008, December 31, 2009, and March 31, 2009, respectively	40,470		33,252		30,624		361,042
Inventories	34,690		32,264		23,512		350,315
Deferred income taxes, net	20,066		20,076		19,203		217,980
Prepaid expenses and other current assets	9,840		9,754		9,768		105,907

Total current assets	150,594	46.0	139,174	45.9	136,675	45.3	1,511,118
PROPERTY AND EQUIPMENT, net	66,648	20.3	61,804	20.4	60,552	20.1	671,053
INVESTMENTS AND OTHER ASSETS:
Investments in marketable securities	615		220		560		2,389
Investments in affiliates	6,388		2,123		2,119		23,051
Identifiable intangible assets	37,808		35,740		35,883		388,056
Goodwill	21,889		21,895		21,925		237,731
Lease deposits	27,855		27,812		27,959		301,976
Deferred income taxes, net	2,494		3,263		3,641		35,429
Other assets	13,393		11,031		12,356		119,772

Total investments and other assets	110,442	33.7	102,084	33.7	104,443	34.6	1,108,404

TOTAL ASSETS	¥327,684	100.0	¥303,062	100.0	¥301,670	100.0	$3,290,575

	Millions of Yen						Thousands of U.S. Dollars
	December 31, 2008		December 31, 2009		March 31, 2009		December 31, 2009
		%		%		%
LIABILITIES
Current liabilities:
Current portion of long-term debt and capital lease obligations	¥3,286		¥2,695		¥3,627		$29,261
Trade notes and accounts payable	19,188		14,188		17,430		154,050
Accrued income taxes	7,447		5,426		6,683		58,914
Accrued expenses	21,034		18,217		17,738		197,796
Deferred revenue	15,827		13,304		7,586		144,452
Other current liabilities	7,459		6,298		9,322		68,382

Total current liabilities	74,241	22.7	60,128	19.9	62,386	20.7	652,855
Long-term liabilities:
Long-term debt and capital lease obligations, less current portion	36,656		40,046		37,739		434,810
Accrued pension and severance costs	2,660		2,712		2,941		29,446
Deferred income taxes, net	10,779		5,513		6,564		59,859
Other long-term liabilities	8,673		8,171		8,501		88,719

Total long-term liabilities	58,768	17.9	56,442	18.6	55,745	18.5	612,834

TOTAL LIABILITIES	133,009	40.6	116,570	38.5	118,131	39.2	1,265,689

COMMITMENTS AND CONTINGENCIES

EQUITY
Konami Corporation stockholders’ equity:
Common stock, no par value-Authorized 450,000,000 shares; issued 143,500,000 shares at December 31, 2008, December 31, 2009 and March 31, 2009	47,399	14.5	47,399	15.6	47,399	15.7	514,647
Additional paid-in capital	77,090	23.5	77,089	25.4	77,090	25.6	837,014
Legal reserve	284	0.1	284	0.1	284	0.1	3,084
Retained earnings	83,899	25.6	80,361	26.5	76,947	25.5	872,541
Accumulated other comprehensive income (loss)	(1,150)	(0.4)	(292)	(0.1)	98	0.0	(3,171)
Treasury stock, at cost- 6,038,344 shares, 10,038,992 shares and 10,038,498 shares at December 31, 2008, December 31, 2009 and March 31, 2009, respectively	(17,711)	(5.4)	(23,187)	(7.6)	(23,186)	(7.7)	(251,759)

Total Konami Corporation stockholders’ equity	189,811	57.9	181,654	59.9	178,632	59.2	1,972,356

Noncontrolling interest	4,864	1.5	4,838	1.6	4,907	1.6	52,530

TOTAL EQUITY	194,675	59.4	186,492	61.5	183,539	60.8	2,024,886

TOTAL LIABILITIES AND EQUITY	¥327,684	100.0	¥303,062	100.0	¥301,670	100.0	$3,290,575

(2) Consolidated Statements of Income (Unaudited)

	Millions of Yen						Thousands of U.S. Dollars
	Nine months ended December 31, 2008		Nine months ended December 31, 2009		Year ended March 31, 2009		Nine months ended December, 2009
		%		%		%
NET REVENUES:
Product sales revenue	¥172,177		¥133,294		¥227,821		$1,447,274
Service revenue	61,834		57,638		81,950		625,820

Total net revenues	234,011	100.0	190,932	100.0	309,771	100.0	2,073,094

COSTS AND EXPENSES:
Costs of products sold	95,004		75,058		133,670		814,962
Costs of services rendered	59,885		56,183		78,966		610,022
Selling, general and administrative	44,410		42,565		58,653		462,160
Restructuring and impairment charges	—		—		11,121		—

Total costs and expenses	199,299	85.2	173,806	91.0	282,410	91.2	1,887,144

Operating income	34,712	14.8	17,126	9.0	27,361	8.8	185,950

OTHER INCOME (EXPENSES):
Interest income	410		126		459		1,368
Interest expense	(1,184)		(1,183)		(1,468)		(12,845)
Foreign currency exchange gain (loss), net	(2,224)		10		(1,641)		109
Other, net	(11)		40		8		434

Other income (expenses), net	(3,009)	(1.3)	(1,007)	(0.6)	(2,642)	(0.8)	(10,934)

INCOME BEFORE INCOME TAXES	31,703	13.5	16,119	8.4	24,719	8.0	175,016
INCOME TAXES	13,318	5.6	5,231	2.7	10,715	3.5	56,797
EQUITY IN NET INCOME (LOSS) OF AFFILIATED COMPANIES	34	0.0	49	0.0	(2,490)	(0.8)	532

NET INCOME	18,419	7.9	10,937	5.7	11,514	3.7	118,751
NET INCOME ATTRIBUTABLE TO THE NONCONTROLLING INTEREST	593	0.3	317	0.1	640	0.2	3,442

NET INCOME ATTRIBUTABLE TO KONAMI CORPORATION	¥17,826	7.6	¥10,620	5.6	¥10,874	3.5	$115,309

PER SHARE DATA:	Yen						U.S. Dollar
	Nine months ended December 31, 2008		Nine months ended December 31, 2009		Year ended March 31, 2009		Nine months ended December 31, 2009
Basic net income attributable to Konami Corporation per share	¥129.72		¥79.58		¥79.30		$0.86
Diluted net income attributable to Konami Corporation per share	129.72		79.58		79.30		0.86

Weighted-average common shares outstanding	137,422,938		133,461,248		137,124,130
Diluted weighted-average common shares outstanding	137,422,938		133,461,248		137,124,130

(3) Consolidated Statements of Cash Flows (Unaudited)

	Millions of Yen			Thousands of U.S. Dollars
	Nine months ended December 31, 2008	Nine months ended December 31, 2009	Year ended March 31, 2009	Nine months ended December 31, 2009
Cash flows from operating activities:
Net income	¥18,419	¥10,937	¥11,514	$118,751
Adjustments to reconcile net income to net cash provided by operating activities -
Depreciation and amortization	9,555	9,536	13,731	103,540
Provision for doubtful receivables	52	269	209	2,921
Restructuring and impairment charges	—	—	11,121	—
Equity in net loss (income) of affiliated company	(34)	(49)	2,490	(532)
Deferred income taxes	(2,445)	(1,436)	(4,811)	(15,592)
Change in assets and liabilities, net of business acquired:
Decrease (increase) in trade notes and accounts receivable	(11,350)	(3,595)	175	(39,034)
Decrease (increase) in inventories	(12,414)	(9,885)	(1,424)	(107,329)
Decrease (increase) in other receivables	892	(198)	1,111	(2,150)
Decrease (increase) in prepaid expenses	(1,286)	(158)	(918)	(1,716)
Increase (decrease) in trade notes and accounts payable	2,839	(3,033)	(556)	(32,932)
Increase (decrease) in accrued income taxes, net of tax refunds	(1,255)	(1,151)	(2,157)	(12,497)
Increase (decrease) in accrued expenses	2,093	976	(1,266)	10,597
Increase (decrease) in deferred revenue	8,009	5,816	(234)	63,149
Increase (decrease) in advance received	(754)	(379)	(796)	(4,115)
Increase (decrease) in deposits	(470)	(513)	(93)	(5,570)
Other, net	2,254	(2,683)	2,035	(29,131)

Net cash provided by operating activities	14,105	4,454	30,131	48,360

	Millions of Yen			Thousands of U.S. Dollars
	Nine months ended December 31, 2008	Nine months ended December 31, 2009	Year ended March 31, 2009	Nine months ended December 31, 2009
Cash flows from investing activities:
Capital expenditures	(6,732)	(4,771)	(8,531)	(51,802)
Proceeds from sales of property and equipment	1,339	1	1,355	11
Decrease (increase) in lease deposits, net	1,762	(125)	1,616	(1,357)
Other, net	(74)	230	(155)	2,497

Net cash used in investing activities	(3,705)	(4,665)	(5,715)	(50,651)
Cash flows from financing activities:
Repayments of long-term debt	(444)	(444)	(592)	(4,821)
Redemption of bonds	(5,000)	—	(5,000)	—
Principal payments under capital lease obligations	(2,131)	(1,892)	(2,886)	(20,543)
Dividends paid	(7,254)	(7,378)	(7,414)	(80,108)
Purchases of treasury stock by parent company	(101)	(2)	(5,576)	(22)
Other, net	464	1	464	11

Net cash used in financing activities	(14,466)	(9,715)	(21,004)	(105,483)
Effect of exchange rate changes on cash and cash equivalents	(2,536)	186	(1,974)	2,022
Net increase (decrease) in cash and cash equivalents	(6,602)	(9,740)	1,438	(105,752)
Cash and cash equivalents, beginning of the period	52,130	53,568	52,130	581,626

Cash and cash equivalents, end of the period	¥45,528	¥43,828	¥53,568	$475,874

(4) Going concern assumption:

None

(5) Significant changes in stockholders’ equity:

None

(6) Segment Information (Unaudited)

1. Segment information

Nine months ended December 31, 2008	Digital Entertainment	Health & Fitness	Gaming & System	Other, Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥148,491	¥67,517	¥13,297	¥4,706	¥234,011
Intersegment	220	220	—	(440)	—

Total	148,711	67,737	13,297	4,266	234,011
Operating expenses	110,931	65,619	10,790	11,959	199,299

Operating income (loss)	¥37,780	¥2,118	¥2,507	¥(7,693)	¥34,712

Nine months ended December 31, 2009	Digital Entertainment	Health & Fitness	Gaming & System	Other, Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥100,182	¥64,338	¥14,729	¥11,683	¥190,932
Intersegment	245	246	—	(491)	—

Total	100,427	64,584	14,729	11,192	190,932
Operating expenses	84,025	63,514	10,900	15,367	173,806

Operating income (loss)	¥16,402	¥1,070	¥3,829	¥(4,175)	¥17,126

Year ended March 31, 2009	Digital Entertainment	Health & Fitness	Gaming & System	Other, Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥187,308	¥89,702	¥18,336	¥14,425	¥309,771
Intersegment	320	263	—	(583)	—

Total	187,628	89,965	18,336	13,842	309,771
Operating expenses	146,076	98,235	14,889	23,210	282,410

Operating income (loss)	¥41,552	¥(8,270)	¥3,447	¥(9,368)	¥27,361

Nine months ended December 31, 2009	Digital Entertainment	Health & Fitness	Gaming & System	Other, Corporate and Eliminations	Consolidated
	(Thousands of U.S. Dollars)
Net revenue:
Customers	$1,087,752	$698,567	$159,924	$126,851	$2,073,094
Intersegment	2,660	2,671	—	(5,331)	—

Total	1,090,412	701,238	159,924	121,520	2,073,094
Operating expenses	912,324	689,620	118,350	166,850	1,887,144

Operating income (loss)	$178,088	$11,618	$41,574	$(45,330)	$185,950

Notes:	1.	Primary businesses of each segment are as follows:

		Digital Entertainment Segment:	Production and sale of digital content and related products including Computer & Video Games, Amusement, Card Games, and Online.

		Health & Fitness Segment:	Operation of health and fitness clubs, and production and sale of health and fitness related goods.

		Gaming & System Segment:	Production, manufacture, sale and service of gaming machines and the Casino Management System for overseas markets.

	2.	“Other” consists of segments which do not meet the quantitative criteria for separate presentation under ASC No. 280 “Segment Reporting” (former SFAS No. 131 “Disclosures about Segments of an Enterprise and Related Information”)

	3.	“Corporate” primarily consists of administrative expenses of the Company.

	4.	“Eliminations” primarily consists of eliminations of intercompany sales and of intercompany profits on inventories.

2. Geographic information

Nine months ended December 31, 2008	Japan	North America	Europe	Asia/ Oceania	Total	Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥167,090	¥35,765	¥27,253	¥3,903	¥234,011	—	¥234,011
Intersegment	19,220	3,082	91	448	22,841	¥(22,841)	—

Total	186,310	38,847	27,344	4,351	256,852	(22,841)	234,011
Operating expenses	158,743	34,873	23,977	4,550	222,143	(22,844)	199,299

Operating income (loss)	¥27,567	¥3,974	¥3,367	¥(199)	¥34,709	¥3	¥34,712

Nine months ended December 31, 2009	Japan	North America	Europe	Asia/ Oceania	Total	Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥144,988	¥25,287	¥15,987	¥4,670	¥190,932	—	¥190,932
Intersegment	9,983	2,634	37	564	13,218	¥(13,218)	—

Total	154,971	27,921	16,024	5,234	204,150	(13,218)	190,932
Operating expenses	141,592	24,430	16,348	4,714	187,084	(13,278)	173,806

Operating income (loss)	¥13,379	¥3,491	¥(324)	¥520	¥17,066	¥60	¥17,126

Year ended March 31, 2009	Japan	North America	Europe	Asia/ Oceania	Total	Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥223,662	¥44,051	¥37,216	¥4,842	¥309,771	—	¥309,771
Intersegment	24,762	4,266	96	596	29,720	¥(29,720)	—

Total	248,424	48,317	37,312	5,438	339,491	(29,720)	309,771
Operating expenses	229,411	43,779	33,158	5,784	312,132	(29,722)	282,410

Operating income (loss)	¥19,013	¥4,538	¥4,154	¥(346)	¥27,359	¥2	¥27,361

Nine months ended December 31, 2009	Japan	North America	Europe	Asia/ Oceania	Total	Eliminations	Consolidated
	(Thousands of U.S. Dollars)
Net revenue:
Customers	$1,574,245	$274,560	$173,583	$50,706	$2,073,094	—	$2,073,094
Intersegment	108,393	28,599	402	6,124	143,518	$(143,518)	—

Total	1,682,638	303,159	173,985	56,830	2,216,612	(143,518)	2,073,094
Operating expenses	1,537,372	265,255	177,503	51,183	2,031,313	(144,169)	1,887,144

Operating income (loss)	$145,266	$37,904	$(3,518)	$5,647	$185,299	$651	$185,950

For the purpose of presenting its operations in the geographic areas above, Konami attributes revenues from external customers to individual countries in each area based on where products are sold and services are rendered.

North America presented in the table above substantially consists of the United States.

Note: (Unaudited)

The consolidated financial statements presented herein were prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP).